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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
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                               SCHEDULE 14D-9/A

                     SOLICITATION/RECOMMENDATION STATEMENT
                         PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

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                             NETSPEAK CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

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                             NETSPEAK CORPORATION
                           (NAME OF SUBJECT COMPANY)

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                         COMMON STOCK, $.01 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                JOHN W. STATEN
                            CHIEF FINANCIAL OFFICER
                             NETSPEAK CORPORATION
                        902 CLINT MOORE ROAD, SUITE 104
                           BOCA RATON, FLORIDA 33487
                                (561) 998-8700
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

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                                  COPIES TO:

                             DALE S. BERGMAN, P.A.
                              ALBERTO DE CARDENAS
                               BROAD AND CASSEL
                         201 SOUTH BISCAYNE BOULEVARD
                                  SUITE 3000
                             MIAMI, FLORIDA 33131
                                (305) 373-9400
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

                                  INTRODUCTION


     NetSpeak Corporation, a Florida corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, filed on March 25, 1998 (as amended or supplemented, the "Schedule 14D-9") relating to the tender offer by Motorola, Inc., a Delaware corporation (the "Purchaser"), to purchase up to 3,000,000 shares of the common stock, $.01 par value per share (the "Shares"), of the Company, at a price of $30.00 per Share, net to each seller in cash. The item numbers and responses below are in accordance with the requirements of Schedule 14D-9.


ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     The information set forth in Item 4(b) is hereby amended and supplemented by the following:

     The factors leading to the recommendation of the Board of Directors of the Company set forth in the Company's Letter to Shareholders of the Company dated March 25, 1998 (the "Shareholder Letter") are hereby amended and supplemented by adding the following text as factor (c), relettering existing factor (c) as factor (d), amending and restating existing factor
   (d) to read in its entirety as follows and relettering that factor and the remaining factors accordingly:

          "(c) The fact that given the Board's evaluation of the Company's long-term potential, the Board believed that the Company's shares have the potential for significant future appreciation:"

          "(e) The Board evaluated the strategic alternative of selling the shares directly to Motorola in a private transaction and concluded that as the Company did not require additional capital, such alternative would result in unnecessary dilution to existing shareholders."

       The third to last paragraph in the Shareholder Letter is hereby amended and restated to read in its entirety as follows:

          "The Board carefully considered the previously mentioned factors. The Board determined that while the Offer represents a premium to market, the Company's shares have the potential for substantial future appreciation. Accordingly, the Board decided that while the Offer should proceed, each shareholder should make his or her own determination as to whether to tender. Accordingly, the Board approved the Offer in order to allow it to be made to shareholders under applicable Florida anti-takeover statutes, but decided that the Company would remain neutral with respect to the Offer and not make any recommendations to the Company's shareholders regarding the Offer. The Board believed that factors (a) through (e) and (i) supported its decision, while factors
       (f) through (h) neither supported nor were adverse to its decision."



ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


     The information set forth in Item 9 is hereby amended and supplemented by deleting the reference to "A request for confidential treatment has been made for certain portions of the exhibit," and inserting in lieu thereof the phrase "Certain portions of this Exhibit have been omitted based upon a request to the Commission for confidential treatment. Omitted portions have been separately filed with the Commission."



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                        NETSPEAK CORPORATION




Dated: April 10, 1998                   By: /s/ Stephen R. Cohen
                                           -----------------------------------
                                                Stephen R. Cohen
                                                Chairman and Chief Executive
                                                Officer

                                 EXHIBIT INDEX



EXHIBIT
NUMBER             EXHIBIT NAME
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
   99.(a)(1)       Offer to Purchase dated March 25, 1998.*
   99.(a)(2)       Letter of Transmittal.*
   99.(a)(3)       Letter to Shareholders of the Company, dated March 25, 1998, from Stephen R. Cohen,
                   Chairman of the Board and Chief Executive Officer of the Company.*
   99.(a)(4)       Notice of Guaranteed Delivery.*
   99.(a)(5)       Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
   99.(a)(6)       Form of Summary Advertisement as published in The Wall Street Journal on March 25,
                   1998.*
   99.(a)(7)       Text of Press Release, dated March 19, 1998, issued by the Company and the Purchaser.*
   99.(a)(8)       Text of Press Release, dated March 25, 1998, issued by the Purchaser.*
   99.(c)(1)       Tender Agreement dated March 18, 1998 between the Company and the Purchaser.*
   99.(c)(2)       Voting Agreement dated March 18, 1998 between the Purchaser, the Company and certain management shareholders.*
   99.(c)(3)       Standstill and Participation Rights Agreement dated March 18, 1998 between the Company and the Purchaser.*
   99.(c)(4)       Common Stock Purchase Agreement dated March 18, 1998 between the Purchaser and John
                   W. Staten.*
   99.(c)(5)       Common Stock Purchase Agreement dated March 18, 1998 between the Purchaser and
                   Steven F. Mills.*
   99.(c)(6)       Amended and Restated NetSpeak Corporation Investor's Rights Agreement dated
                   March 18, 1998 between the Company and the Purchaser.*
   99.(c)(7)       Joint Development and License Agreement dated March 18, 1998 between the Company and the Purchaser**

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 * Previously filed.
** Certain portions of this Exhibit have been omitted based upon a request to the Commission for confidential treatment. Omitted portions have been separately filed with the Commission.